SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 20, 2007

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications announces agreement with Ericsson.

PARTNER COMMUNICATIONS ANNOUNCES
AGREEMENT WITH ERICSSON

ROSH HA’AYIN, Israel, December 20, 2007 – Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, announces today that the Company has entered into an agreement (the “Agreement”) with LM Ericsson Israel Ltd. (“Ericsson”), for the replacement of third party 3G equipment existing in Partner’s network and the expansion thereof, and for the support and maintenance of the Ericsson elements in Partner’s network. As a result, Ericsson shall become the sole vendor of Partner’s 3G network.

The Agreement is expected to lead to higher operational and technological efficiency and to result in cost reduction.

The replacement process shall take place during a period ending on June 30, 2011 but may be completed earlier.

The transaction will result in depreciation acceleration of the replaced equipment, throughout the replacement period. The fixed assets value, net of depreciation of the replaced equipment as of September 30, 2007, is approximately USD 36 million. The main part of the depreciation is planned to take place during 2008.

In the event that the replacement and purchase of the new equipment is made in accordance with the provisions of the Agreement, the total net cash flow, after all discounts and price arrangements, some of which are contingent, payable by Partner throughout the replacement period, for the new equipment and for the support and maintenance services, is an amount of approximately USD 64 million.

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About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.796 million subscribers in Israel (as of September 30, 2007). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and the London Stock Exchange. Its shares are also traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR; LSE: PCCD).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3" and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see www.orange.co.il/investor_site/.

Contacts:

Mr. Emanuel Avner		Mr. Oded Degany
Chief Financial Officer		VP Corporate Development, Strategy and IRO
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54 -7814161
E-mail:	emanuel.avner@orange.co.il	E-mail:	oded.degany@orange.co.il

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: December 20, 2007

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